

# NewAlliance Bancshares

# Analyst Day Presentation

August 5, 2005

# Disclaimer & Forward-Looking Statements

This presentation contains forward-looking statements which involve risks and uncertainties.  The Company's actual results may differ significantly from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, changes in market interest rates, loan prepayment rates, general economic conditions, legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition, and demand for financial services, and loan, deposit and investment products in the Company's local markets; changes in accounting principles and guidelines; the ability of the Company to successfully complete and integrate acquisitions; the impact of equity awards yet to be determined and announced; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company's operations, pricing and services.

# Agenda

| | | |
|---|---|---|
| I. | Introductions & Opening Remarks | P. Patterson |
| II. | Strategic Priorities | P. Patterson |
| III. | Financial Overview | M. Blanksteen |
| IV. | Credit Risk Management | D. Chaffee |
| V. | Business Banking | D. Wishnafski |
| VI. | Personal Banking | D. Purcell |
| VII. | Wealth Management | E. Diamond |
| VIII. | Wrap Up | P. Patterson |

NewAlliance Bancshares

# NewAlliance Bank Organization

**Board of Directors**

**Chairman, President & CEO**
**Peyton R. Patterson**

| Personal Banking | Business Banking | Wealth Management | Chief Financial Officer | Chief Operating Officer | Chief Credit Officer | Chief Risk Officer | Investor Relations | Community Development & Public Relations |
|---|---|---|---|---|---|---|---|---|
| David Purcell | Diane Wishnafski | Ed Diamond | Merrill Blanksteen | Gail Brathwaite | Don Chaffee | K.P. Chan | Brian Arsenault | Paul McCraven |



# Experienced Management Team

**Nearly Two Centuries of Collective Experience in the Financial Services Industry**

| Name | Title | Years in Industry | Prior Experience |
|---|---|---|---|
| Peyton R. Patterson | Chairman, President & Chief Executive Officer | 23 | New Haven Savings Bank (CT)<br>Dime Bancorp (NY)<br>Chemical Bank/Chase Manhattan (NY)<br>CoreStates Financial Corp. (PA) |
| Merrill B. Blanksteen | Executive Vice President, Chief Financial Officer & Treasurer | 28 | New Haven Savings Bank (CT)<br>American Savings Bank (FL)<br>AmeriFirst Bank (FL) |
| Gail E.D. Brathwaite | Executive Vice President & Chief Operating Officer | 27 | New Haven Savings Bank (CT)<br>Dime Bancorp (NY) |
| Donald T. Chaffee | Executive Vice President & Chief Credit Officer | 33 | New Haven Savings Bank (CT)<br>Dime Bancorp (NY)<br>Chase Manhattan Bank (NY) |
| David H. Purcell | Executive Vice President, Personal Banking | 20 | New Haven Savings Bank (CT)<br>Dime Bancorp (NY)<br>CoreStates Financial Corp. (PA)<br>New Jersey National Bank (NJ) |
| Diane L. Wishnafski | Executive Vice President, Business Banking | 30 | New Haven Savings Bank (CT)<br>Dime Savings Bank of Wallingford (CT)<br>First Bank (CT)<br>Connecticut Bank & Trust Co. (CT) |
| J. Edward Diamond | Executive Vice President, Asset Management | 32 | New Haven Savings Bank (CT)<br>Dime Bancorp (NY)<br>First Gibraltar Bank (TX) |
| Brian S. Arsenault | Executive Vice President, Corporate Communications and Investor Relations | 15 | Banknorth Group (ME) |

 NewAlliance Bancshares

# The Vision Statement

## NewAlliance
## Vision Statement

NewAlliance seeks to continually deliver superior value to its customers, shareholders, employees and communities by:

- Providing "best in class" financial products and customer service;

- Seeking a superior long-term return on investment for shareholders;

- Rewarding excellence in performance by employees;

- Building stronger communities through one of the nation's largest bank foundations and the personal commitment of our more than 1000 employees.

NewAlliance Bancshares

# NewAlliance Mission Statement

## NewAlliance
## Mission Statement

"We have a relentless commitment to improve the financial well-being of the people and businesses in the markets we serve, and to invest in the communities where they reside and work."

# Strategic Focus Areas

STRATEGY I          GROW THE BANK

STRATEGY II         STRENGTHEN REVENUE SOURCES

STRATEGY III        IMPROVE OPERATING EFFICIENCIES

STRATEGY IV         MANAGE CAPITAL

# Strategic Focus Area

**STRATEGY I: GROW THE BANK**

**NEWALLIANCE HAS A DUAL FOCUS ON GROWING THE BANK IN ITS EXISTING MARKETS WHILE EXPANDING THE FOOTPRINT INTO NEW MARKETS.**

- √ Strengthen Sales Culture

- √ Focus on Core Relationships

- √ Heighten Market Awareness

- √ Attract and Retain Key Talent

- √ Fill-in branch gaps

- √ Purchase banks with strategic value

- √ Develop new business channels

**NewAlliance Bancshares**

# Expanded Market Area



Agawam
MASSACHUSETTS
Enfield
Simsbury
Vernon
Torrington
South Windsor
Hartford
West Hartford
New Britain
CONNECTICUT
Watertown
Southington
NEW YORK
Waterbury
Middletown
Norwich
Cheshire
Meriden
Wallingford
Danbury
Hamden
North Haven
New London
Shelton
New Haven
Trumbull
Milford
Haven
Bridgeport
Stratford
Norwalk
Fairfield
Long Island Sound
Block Island Sound
Gardiners Bay
Napeague Bay
Greenwich
Stamford
Port Chester
Harrison
New Rochelle
East Northport
Atlantic Ocean
RHODE ISLAND
© 2001 Microsoft Corp. All rights reserved.

**NewAlliance** **Cornerstone**





NewAlliance Bancshares

# Strategic Focus Area

## STRATEGY II:  STRENGTHEN REVENUE SOURCES

**NEWALLIANCE'S BUSINESS STRATEGIES FOCUS ON MAXIMIZING THE NET INTEREST MARGIN POTENTIAL AND INCREASING FEE INCOME SOURCES.  THIS IS ACCOMPLISHED BY:**

- ✓ Originating High-Yielding Loans

- ✓ Protecting the Margin While Growing Deposits

- ✓ Increasing DDA Accounts

- ✓ Acquiring Companies with Attractive Balance Sheets and/or Fee Income Streams

NewAlliance Bancshares

# Deposits 6/30/05

**TOTAL DEPOSITS: $3.8 billion**



# Loans 6/30/05

**TOTAL LOANS: $3.2 billion**



17%

10%

23%

50%

- Residential
- CRE
- C&I
- Consumer

# Strategic Focus Area

**STRATEGY III: IMPROVE OPERATING EFFICIENCIES**

**NEWALLIANCE CONTINUES TO IMPROVE ITS OPERATING EFFICIENCIES THROUGH:**

- ✓ Rigorous Expense Control
- ✓ Process Improvements
- ✓ Scale Creation
- ✓ Organic Growth

**NewAlliance Bancshares**

# Strategic Focus Area

**STRATEGY IV: MANAGE CAPITAL**

## NEWALLIANCE WILL CONTINUE TO MANAGE ITS CAPITAL VIA A THREE-PRONGED FOCUS:

**Quarterly Dividend:**
- Established competitive dividend
- Increased dividend twice in last five quarters

**Stock Repurchase Plan:**
- A 10% buy-back program can commence after August 10th
- Future purchases will be periodically evaluated

**Acquisitions:**
- Two acquisitions in 2005

**NewAlliance Bancshares**

# Financial Overview

**Merrill B. Blanksteen**

**Chief Financial Officer**



NewAlliance Bank

Capital ideas. Human values.

# Balance Sheet Performance

- Numbers have continued to improve in five quarters as a public company

- Earnings, ROA and Efficiency Ratio have benefited from merger-related cost saves and growth

- Asset quality has improved further

**NewAlliance Bancshares**

# Net Income by Quarter



**GAAP**

# Net Income by Quarter



**Proforma**

# EPS by Quarter



**GAAP**

# EPS by Quarter



**ProForma**

# Quarterly ROA



GAAP

# Quarterly ROA



**Proforma**

# Quarterly Efficiency Ratio



**GAAP**

# Quarterly Efficiency Ratio



**Proforma**

# Quarterly Net Interest Margin



**Net Interest Margin**

# Quarterly Ratio of Nonperforming Loans to Total Loans



# Risk Management at NewAlliance

Key Areas of Focus

- Interest Rate Risk

- Compliance and Operating Risk

- Credit Risk

NewAlliance Bancshares

# Interest-Rate Risk Management

- Short duration investment portfolio has benefited from higher short term interest rates

- Investment portfolio is high quality

- FHLB Advances have longer duration than loans and investments

- Overall, bank is positioned as slightly asset sensitive

NewAlliance Bancshares

# Investment Portfolio Composition

|  | % of Portfolio |
|---|---|
| U. S. Treasury and Agency | 7% |
| MBS | 53% |
| CMO | 23% |
| Short Term Liquidity | 5% |
| Medium Term Notes | 3% |

# Fixed Income Portfolio Composition

|  | % of Portfolio |
|---|---|
| U.S. Government Agency and AAA | 96% |
| AA, A, BBB | 4% |

# Fixed Income Portfolio

| | |
|---|---|
| Duration in Years | 2.16 |
| Projected appreciation, down 100 bp | 1.85% |
| Projected depreciation, up 100 bp | -2.50% |
| Projected cash flow, next 12 months | $675 mm |

**NewAlliance Bancshares**

# Interest Rate Sensitivity

| | |
|---|---|
| Duration Loans | 2.08 yrs. |
| Duration Investments | 2.16 yrs. |
| Duration FHLB Advances | 3.01 yrs. |

NewAlliance Bancshares

# Interest Rate Sensitivity*

| | | |
|---|---|---|
| NIM Sensitivity | +200 bp rate shock | +2.47% |
| NIM Sensitivity | -50 bp rate shock | -0.56% |

* Projections based on comparison to scenario using forward yield curve through 12/05, flat thereafter

NewAlliance Bancshares

# Yield Curves

| | 6/30/05 | Forward 12/31/05 | Forward 6/30/06 |
|---|---|---|---|
| Prime | 6.25 | 7.00 | 7.10 |
| 3 month LIBOR | 3.49 | 3.95 | 4.04 |
| 12 month | 3.85 | 4.06 | 4.08 |
| 2 year swap | 3.97 | 4.17 | 4.13 |
| 5 year swap | 4.15 | 4.33 | 4.26 |
| 10 year swap | 4.38 | 4.56 | 4.46 |

NewAlliance Bancshares

# RISK MANAGEMENT FOCUS

- Strong management and board oversight

- Compliance with banking regulations, SEC, Sarbanes-Oxley, and FDICIA reporting requirements.

- Focus on internal operating and accounting controls

- Emphasis on risk assessment, monitoring, and internal control tracking and documentation

**NewAlliance Bancshares**

# *Credit Risk Management*

*Don T. Chaffee*
*Chief Credit Officer*



**NewAlliance Bank**

Capital ideas. Human values.

# *Credit Risk Management is critical at this point in the cycle…*

Tough Environment

**Hot Topics**

✓ Bubble brewing

✓ High oil prices

✓ CONSUMER LEVERAGE



# Need a Balanced View

- Interest rates are low
- The economy is growing
- Unemployment is down and jobs are growing.



*Some would say this is a "Goldilocks" economy.*

# CREDIT MISSION

*……to know and control the risks we are taking…and to properly get paid for them…with intense monitoring and reporting of the results.*



NewAlliance Bancshares

# WHAT WE DO – PRODUCING HIGH QUALITY LOANS

## THE SUCCESSFUL LENDING FORMULA

- Experienced People
- Been through a couple downturns
- Who earn empowerment with demonstrated results
- Following Non-bureaucratic Policies
- Linked by Technology

# THE PHILOSOPHY

- Strong Capital Base
- Experienced People in Key Jobs
- Asset Quality key in Compensation
- Portfolio Diversification
- Limit Setting
- Intense MIS Monitoring
- Maintaining Adequate Reserves

# CREDIT GROUP

## *THE CREDIT RISK MANAGEMENT PARTNERSHIP*



Originations & Lending ⟷ Credit ⟷ Servicing Special Assets

Marketing Product Development Fair Lending CRA

"Early Warning"

Finance & MIS

technology

NewAlliance Bancshares

43

# General Loan Policy

- ✓ Reviewed annually by the Board

- ✓ Exceptions can only be made by FVP/Senior Loan Committee Credit and reported to Board

- ✓ Independent Appraisal Group/appraisers approved annually by Board

- ✓ Loans to $1MM require two signatures, to $5MM Senior Loan Committee, and above $5MM to Board Loan committee

- ✓ Independent Credit Department and Loan Review Function

- ✓ Emphasis on Fair Lending, Equal Credit, Regulatory compliance and CRA

**NewAlliance Bancshares**

# NewAlliance Loan Portfolio (Summary) June 2005 Month-End



Percentage of Loans
Consumer Loans 16%
Commercial Loans (C&I) 10%
Commercial Construction 3%
Commercial Mortgage (CRE) 20%
Residential Portfolio 51%

# NewAlliance Loan Portfolio (Summary) June 2005 Month-End





# Portfolio Dashboard

**June 30, 2005**

 
**Non-Performing Loans**

*down* 0.29%

**Gross- Charge-offs**

*up* .11%*  *down* .09%

Q2    YTD

**Total Delinquencies**

*down* 0.49%

**The Portfolio**

**$3.204 Billion**

*Up $56 million*

**Recoveries**

*down* .05%*  *up* .09%

Q2    YTD

**The Reserve**

1.13%

$36.2MM

**Net Charge-Offs**

*up* .06%  *down* -.00%*

Q2    YTD

**Economy**

*Housing Market*

- **The total portfolio increased $56 million for the quarter….all portfolios up.**
- **Delinquencies decreased to 0.49%. NPL's down to 29 bp.**
- **1 non for profit charged off in quarter. Net recoveries year to date.**
- **The Reserve is at 1.13% with adequate coverage ratios. No provision required**

# NAL Positioned Well for Housing Slowdown

✓ Fundamentally conservative underwriting by very experienced people---learned from 90's

✓ Branch Channel

✓ Maximum CLTV for Home Equity 80%

✓ Minimal Interest Only Loans

✓ Debt Ratio Maximum 38% unless strong compensating factors (i.e.. low LTV)

**NewAlliance Bancshares**

# NAL Positioned Well for Housing Slowdown

✓ Low investor lending (3%)

✓ Construction policy limits spec houses

✓ Monitor sub-markets for economic fundamentals

✓ Groton base closing should have minimal impact.

✓ Total delinquencies consistently 65 to 75bp. 49bp in June

✓ Most housing bubbles do not end in busts.  (FDIC and Morgan Stanley Research)  *Stress Testing Portfolio*

**NewAlliance Bancshares**





*Banks with strong capital bases*
*Will be considered very wise over*
*The next 18 months*

*…old credit dog circa 2005*

# Business Banking

Diane L. Wishnafski
Executive Vice President,
Business Banking



**NewAlliance Bank**

Capital ideas. Human values.

# Business Banking Mission

**To develop a competent, experienced, productive business banking team that provides premier service to external and internal customers and that achieves growth targets in business products and services at optimum profitability.**

NewAlliance Bancshares

# Corporate Strategy

## Business Banking

- Diversification

  - Portfolio diversification

  - Assists interest rate risk management (short duration, variable rate assets)

- Profitability

  - Attractive spreads/yields

  - Higher average account balances

- Customer Relations

  - Drives broader bank relationship

  - Strong referral source

# Commercial Division Yields
# 2nd Quarter 2005

| Portfolio | Average Balance | Yield |
|---|---|---|
| Commercial Real Estate | 733,243 | 6.03% |
| Commercial Business | 318,653 | 6.28% |
| | | |
| Total Loans | 1,051,896 | 6.11% |
| | | |
| Commercial Deposits | 469,615 | 0.73% |
| Comm'l Sweep & Repos | 136,572 | 1.53% |
| | | |
| Total Funding | 606,187 | 0.91% |
| | | |
| **Spread** | | **5.20%** |

# Business Banking Product/Service Structure

| Business Dev. | Lending | Dep/Cash Mgmt | Port Mgmt | MSC |
|---|---|---|---|---|
| Prospects | C&I | Checking | Operations | Merchant Processing |
| Cold Calls | Comm RE | $ Maximizers | Compliance | |
| Networking | Construction | Money Desk | Relationship Management | |
| Leads | Letters of Credit | Online Banking | | |
| | SBA | Lock Box | | |
| | *Leasing | | | |
| | *International Services | | | |
| | *Asset-based Lending | | | |

*Strategic Alliances

**NewAlliance Bancshares**

# Commercial Lending

Overview

We offer a full range of business credit and loan products including lines of credit, long term loans, bridge financing, SBA and CDA loans, letters of credit, construction and commercial real estate loans

- Geographic
  - Primarily, Connecticut and contiguous states

- Loan Size
  - CRE:  average $2mm to $6mm; max single loan $15mm
  - C&I:   average $500k to $2.5mm; max single loan $10mm

- Borrower Limit
  - $35mm house limit (2.5% of capital)
  - $212mm legal regulatory limit (15% of capital)

# Commercial Loan Portfolios

- The CRE and C&I loan portfolios have consistently represented 23% and 10% of the Bank's loan assets respectively

- Q2 business momentum is strong with originations increasing by 188% in CRE and 138% in C&I over Q1

# Commercial Real Estate (CRE)

Portfolio Diversity



# Commercial & Industrial Lending (C&I)

Portfolio Diversity



NewAlliance Bancshares

# Business Deposits

- Solid business checking deposit momentum

    - Free Business Checking program launch 3/05

    - New account openings increased 100% Q2

- Factor in relationship analysis

- Focus on new and enhanced cash management products and services

# Merchant Services

- Overview

  - Credit and debit card transaction processing through a third party provider

  - Fee-based service

  - In-house sales, service and operational support including a telemarketing group

- Goals

  - Consolidate from three to one processing provider

  - Leverage sales force for cross-sell opportunities

  - Introduce "Harvest" concept

**NewAlliance Bancshares**

# Business Banking Growth Opportunities

- Purchase whole loan portfolios and/or complementary business lines (e.g. asset-based lending, leasing)

- Participation within market footprint

- Participation in loan syndications/shared national credits

- Expand existing geographic footprint outside of Connecticut

- Bank acquisitions with strong commercial segments

# Competitive Arena

| LEVEL A | LEVEL B | LEVEL C |
|---------|---------|---------|
| Webster Bank | Bank of America | Guilford Savings |
| Peoples Bank | Wachovia Bank | Milford Bank |
| Banknorth | Chase Bank | Rockville Bank |
| Citizens Bank | Sovereign Bank | Savings Institute |
| | | Liberty Bank |

Non-Bank Competition:  Brokers, Conduits, Credit Unions

# Our Competitive Advantage

- CT-Based Community Model

- Seasoned, Highly Skilled Professionals

- Relationship-focused

- Customer Service Value Proposition

NewAlliance Bancshares

# Customer Acquisition

- Geographics
  - C&I: Branch-centric
  - CRE: Statewide
- Target Markets
  - Medical groups
  - Professional groups
  - Non-profit entities
  - Real estate developers
- Source Channels
  - Business development team
  - Internal referrals
  - Professional network (attorneys, CPAs, realtors)
  - Existing customers
  - Community associations

**NewAlliance Bancshares**

# Conclusion

- High Margin Business
- Highly Competitive
  - Pricing pressure
  - Credit quality standards
  - Number of players in the market
  - Business banker retention
- Relationship Driver
- Growth Opportunities

# Personal Banking

David H. Purcell

Executive Vice President,

Personal Banking



**NewAlliance Bank**

Capital ideas. Human values.

# Personal Banking Philosophy

**Capital Ideas**. **Human Values**.

What does our tag line mean to retail audiences?

*For individual customers:*

We forge "new", stronger customer alliances based upon our heritage of personalized service. We provide customized product advice, based upon a total understanding of our customers' goals. And we continuously improve our responsiveness and expertise, with the goal of delivering the best possible customer experience.

NewAlliance Bancshares

# Retail Strategy

**Branch Channel**

- Existing - continuous process improvement
  - ✓ streamline operations, improve efficiency & increase branch sales time

- De-Novo – apply decision criteria to:
  - ✓ fill in key gaps in the franchise footprint or
  - ✓ extend the franchise into contiguous key markets

# Retail Strategy

## Electronic Channel

- Value added electronic solutions
  - ✓ Web site fast access content
  - ✓ Total Bill Management bill pay option

Hits per month > 3 million

Online customers > 10% of Households

Bill Pay customers > 10% of Online

# Retail Strategy

## Customer Acquisition – Deposits

- New Retail Free Checking driver
  - ✓ Marketing leading features with "more free"
  - ✓ High volume/low acquisition cost marketing
  - ✓ New Retail Checking openings up 65%
- New Relationship product offers
  - ✓ Intro offers on MMAs tied to Checking
  - ✓ Existing customer retention offers
- "Mouthpiece" product drivers
  - ✓ New with Checking relationship CDs

**NewAlliance Bancshares**

# Retail Strategy

## Customer Acquisition – Loans

- High quality branch channel originations
- 1$^{st}$ & 2$^{nd}$ Mortgage originations focus
- Piggyback 2$^{nd}$ standard sales approach
- Competitive ARM, HELOAN, HELOC offers
- Market leading convertability feature
- Differentiated pricing for Checking

# Retail Lending Concentration



As of June 30, 2005

Residential 76%

Home Equity 23%

Other Consumer 1%

**99% Secured**

# Sales Culture

**Sales**

- Financial needs based sales process
- Minimum sales standards established
  - Sales per day per banker
  - Needs analysis per day per banker
  - Tele-consulting contacts per day per banker
  - Referrals per week per banker & teller

- Sales incentives aligned with goals
- Referral sourcing to all Lines of Business

**NewAlliance Bancshares**

# Marketing Strategy

**Marketing**

- Product & Marketing aligned to promote:
  - ✓ Increasing brand awareness, new customer acquisition & retention, relationship product cross-sale, segment mix, share of wallet

- 2004 complete NAL Bank re-branding
  - ✓ Major TV & radio spots, extensive print media

- 2005 integrated brand & product approach
  - ✓ Maximize advertising efficiency
  - ✓ Budget in-line with industry standards

**NewAlliance Bancshares**

# NAL Advertising

www.NewAllianceBank.com
A new formula for flexible borrowing.
HOME EQUITY LINE OF CREDIT
Prime -1%*
Variable APR
Can be converted to a fixed rate loan**
No application, attorney or appraisal fees†
Apply today!
Visit any NewAlliance branch, or call our Customer Contact Center toll-free at 800-892-2096 or locally at 203-789-2767 or 860-645-2183.
Capital ideas. Human values.
NewAlliance Bank

What's new? A great rate for 15 months!
15 MONTH
3.75%*
RELATIONSHIP CD/IRA
NewAlliance Bank
Capital ideas. Human values.

www.NewAllianceBank.com
A new approach for monthly income. $2,000,guaranteed.*
A Single Premium Immediate Annuity from Jackson National Life Insurance Company® provides an immediate guaranteed income stream for the rest of your life. There is no maximum issue age and unlike other retirement vehicles, you can begin your monthly income at any age.
For more information call NewAlliance Investments Inc. at 800-396-2207 or visit a Financial Advisor or licensed branch representative at your nearest NewAlliance branch.
NewAlliance Investments Inc.
Member NASD, SIPC
Jackson National Life Insurance Company®
Insuring your financial future®

www.NewAllianceBank.com
New season. Another great rate!
HOME EQUITY LOAN
A FIXED 5-YEAR RATE
5.74%*
Annual Percentage Rate
No application, attorney or appraisal fees. Apply today!
Visit any NewAlliance Bank branch. Or, call our Customer Contact Center at 800-892-2096 or locally at 203-789-2767 or 860-645-2183.
Capital ideas. Human values.
NewAlliance Bank

www.NewAllianceBank.com
Start something new.
And get something more.
MONEY MARKET
3.65%*
GUARANTEED THROUGH AUGUST 31, 2005
FOR BALANCES AS LOW AS $50,000
Plus after August 31, 2005 earn a minimum of 3.00% APY for another six months guaranteed.*
With a money market account from NewAlliance you'll see your money grow just like a CD, and you can get to it at any time!
To take advantage of this offer stop in any NewAlliance branch. For more information call our Customer Contact Center toll-free at 800-892-2096 or locally at 203-789-2767 or 860-645-2183.
NewAlliance Bank
Capital ideas. Human values.

What's New in
free checking?
More Free.
When it comes to getting something for free, the more the better. Which is why NewAlliance Bank introduces free checking with more free features. See for yourself, it's one of the best combinations of free. Simply open an account with a $50 deposit at any NewAlliance branch. For information call our Customer Contact Center toll-free at 800-892-2096 or locally at 203-789-2767 or 860-645-2183.
Capital ideas. Human values.
NewAlliance Bank

www.NewAllianceBank.com
The new free.
Free business checking with service you can't put a price on.
NewAlliance Bank
Capital ideas. Human values.

NewAlliance Bancshares

# Competitive Environment



10 MONTH PLUS CD
3.50% APY*
PEAK YOUR INTEREST
A Special CD Offer IT'S POSSIBLE @people's
Take advantage of this limited opportunity today, available at all People's branches including our 7 day locations inside Super Stop & Shop. Great CD Rates. Made possible @ People's.

"WEBSTER
TOTALLY
HELPED ME BUILD MY BUSINESS"
TOTALLY WEBSTER
We Find a Way

What they call free checking, we call a good start.
EXTRA FREE CHECKING. ONLY AT WACHOVIA.
WACHOVIA
Uncommon Wisdom

The official bank of pleasant surprises – for business.
With Free Business Checking and decision making on the local level, smart business relationships start with TD Banknorth.
TD Banknorth
Above and Beyond
TDBanknorth.com

Totally FREE Checking.
Totally cool gift.
Open any personal checking account and get a FREE Thank-You Gift.
Sovereign Bank

"THEY HAVE
TOTALLY
TERRIFIC RATES"
As Low As
5.49% APR*
• No Application Fees
• No Points
• No Closing Costs
• No Annual Fee for Life**
Home Equity Line
TOTALLY WEBSTER BANK
We Find a Way

3.75% APY*
8-MONTH CD/CD IRA
PEACE OF MIND, NOW TRANSLATED INTO PERCENTAGE POINTS.
If you're a new or existing Wachovia Crown checking customer, you can lock in this guaranteed rate with a $5,000 minimum. And along with it you get the peace of mind that comes with FDIC insurance. There is no safer place for your money. Find out more about these and other CD offers. Talk to us today.
Stop by a Wachovia Financial Center today, or call 800-WACHOVIA (922-4684).
WACHOVIA
Uncommon Wisdom

We've got so much to offer small businesses.
There's money, money, banking expertise, and money. And then there's money.
CITIZENS BANK

I Switched because People's FreePLUS Checking beats plain old Free Checking, 7 Days A Week.
(especially on Sundays)
IT'S POSSIBLE @people's
The Switch is On to FreePLUS checking at People's Bank.

# Competitive Advantage

**Advantage**:

- Branch channel depth of experience/customer knowledge

- Sales culture - total needs based approach

- Competitive Product Set

- Creative Brand and Product Integrated Marketing

- Electronic channel functionality

- Highly skilled center of expertise support

# Growth Opportunities

**Opportunities**:

- Sales culture evolution - next level achievement
- New product development aligned with needs
- Geographic expansion – Fairfield & De Novo
- Channel expansion for loan originations
- New electronic channel functionality
- Conversion impacts – BofA, TD BankNorth/Hudson

# Wealth Management

J. Edward Diamond
Executive Vice President,
Wealth Management



**NewAlliance Bank**

Capital ideas. Human values.

# Market Position

- $1.12 billion in Assets Under Management

- $700 million in Brokerage and Insurance Assets

# TRUST COMPANY OF CONNECTICUT
## A Division Of NewAlliance Bank



**ASSETS UNDER MANAGEMENT**

**As of June 30, 2005**

| | Investment Management | Trust | Custody | Estate | Total Assets |
|---|---|---|---|---|---|
| Hartford | 61% | 29% | 10% | 0% | $689.9 MM |
| New Haven | 37% | 56% | 6% | 1% | $425.2 MM |
| Total | 51% | 39% | 9% | 1% | $1,115.0 MM |

**Investment Management** ▪ **Trust** ▪ **Custody** ▪ **Estate**

# Distinctive Competencies

- Service Reputation

- Financial Strength

- Local Knowledge

NewAlliance Bancshares

# Target Segments

- Wealth Segment

- Middle market businesses

- Selected institutions

NewAlliance Bancshares

# Value Propositions

- Personal service

- Investment depth and discipline

- Non-biased advice

NewAlliance Bancshares

# Distribution Strategy

- Relationship Managers with portfolio responsibility

- Dedicated Financial Consultants

- Increased reach in consumer banking

- Revenue sharing and variable compensation

**NewAlliance Bancshares**

# Key Performance Measurements

- Asset growth

- Revenue growth

- Profit rate

- Client satisfaction

# Sources of Growth

- NewAlliance business contacts

- Institutional targets

- Fairfield County presence



# NewAlliance Bancshares

Capital ideas. Human values.